October 31, 2008

QMM: NYSE Alternext US
QTA: TSX VENTURE NR-08-20

QUATERRA SHAREHOLDERS ADOPT RIGHTS PLAN

VANCOUVER, B.C. At the 2008 Annual General Meeting, Shareholders adopted a Rights Plan. The purpose of the Rights Plan is to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any take-over bid or similar proposal to acquire common shares of the Corporation.

Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for the board of directors of the Corporation to prepare an adequate response. Such offers may result in shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in the Corporation.

The Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so. This potential is created through the issuance to all Shareholders of contingent rights to acquire additional common shares of the Corporation at a significant discount to then prevailing market prices, which could, in certain circumstances, become exercisable by all Shareholders other than an offeror and its associates, affiliates and joint actors.

An offeror can avoid that potential by making an offer that either: (i) qualifies as a “Permitted Bid” under the Rights Plan, and therefore meets certain specified conditions (including a minimum deposit period of 90 days) which aim to ensure that all Shareholders are treated fairly and equally; or (ii) does not qualify as a “Permitted Bid” but is negotiated with the Corporation and has been exempted by the board of directors from the application of the Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of Shareholders.

Under current Canadian securities laws, any party wishing to make a formal take-over bid for the common shares of the Corporation will be required to leave the offer open for acceptance for at least 35 days. To qualify as a “Permitted Bid” under the Rights Plan, however, a take-over bid must remain open for acceptance for not less than 90 days. The Board of Directors believes that the statutory minimum period of 35 days may be insufficient for the directors to: (i) evaluate a take-over bid (particularly if the consideration consists, wholly or in part, of shares of another issuer); (ii) explore, develop and pursue alternative transactions that could better maximize shareholder value; and (iii) make reasoned recommendations to the Shareholders. The additional time afforded under a “Permitted Bid” is intended to address these concerns by providing the board of directors with a greater opportunity to assess the merits of the offer and identify other possible suitors or alternative transactions, any by providing other bidders or proponents of alternative transactions with time to come forward with competing, and potentially superior, proposals.

The approved Rights Plan is not in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to the management of the Corporation. The adoption of the Rights Plan was not intended as a means to prevent a take-over of the Corporation, to secure the continuance of management or the directors in their respective offices, or to deter fair offers for the common shares of the Corporation. Details of the Rights Plan are contained in the Company’s management information circular posted on Sedar at www.sedar.com.

Quaterra Resources Inc. (NYSE Alternext US: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base metal, precious metal or uranium deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial exploration and evaluation.

On behalf of the Board of Directors,
“Thomas Patton”
Thomas Patton, President, Quaterra Resources Inc.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

The TSX Venture Exchange and the NYSE Alternext US (f/k/a American Stock Exchange) have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.